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EXHIBIT (a)(1)(ix)

Internal Post

To: Name of IDT Employee
Re: Employee Rights Letter
Date: December 9, 2002

        Thank you for your submission of the Election Concerning Exchange of Stock Options form. We confirm with this letter that we have accepted your election form and have cancelled your options elected for exchange. Subject to your continued employment, your continued status as a resident of China, Finland, France, Germany, Hong Kong, Israel, Italy, Japan, Korea, the Netherlands, Malaysia, the Philippines, Sweden, Taiwan, the United Kingdom or the United States and other terms of the Offer to Exchange Certain Outstanding Options, dated November 5, 2002, and except for options dated June 2000 through October 2000, you now have the right to receive replacement options entitling you to purchase a number of shares of our common stock that is equal to the exchange ratio for the number of options you elected for exchange with an exercise price equal to the closing sales price of our common stock as quoted on the Nasdaq National Market on the business day immediately preceding the replacement grant date, as reported in the print edition of The Wall Street Journal (or as modified to obtain preferential tax treatment under local tax laws for replacement options granted outside the United States). We will issue this replacement option grant on a specified date during the 30-day period beginning on the first business day that is at least six months and one day from the date we cancel the options accepted for exchange.

        Enclosed is your election form countersigned by us. This countersigned election form confirms the number of shares accepted by us for exchange.

        If you have any questions about the option exchange, please direct them to Mika Murakami, Treasurer at (408) 654-6685, or Dorene Hayes, Stock Administrator at (408) 654-6618.

        Thank you.

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  EXHIBIT (a)(1)(ix)